Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2011

Fourth Quarter 2011

Financial Highlights

•	Net sales increased 6% quarter-over-quarter to US$67.1 million from US$63.2 million in 3Q11

•	Gross margin (non-GAAP1) increased to 49.8% from 49.4% in 3Q11

•	Operating expenses (non-GAAP) increased to US$16.6 million from US$14.8 million in 3Q11

•	Operating margin (non-GAAP) decreased to 25.1% from 26.0% in 3Q11

•	Diluted earnings per ADS (non-GAAP) increased to US$0.47 from US$0.40 in 3Q11

Business Highlights

•	Eighth consecutive quarter of revenue growth

•	Achieved the highest level of quarterly revenue in the Company’s history

•	Total storage controller unit shipments increased 14% sequentially and 42% year-over-year

•	Blended storage controller ASPs increased 6% sequentially and 13% year-over-year

•	OEM business increased 35% sequentially and accounted for 50% of the Company’s mobile storage revenue

•	3-bits per cell (TLC) controller revenue increased over 60% sequentially and accounted for almost 50% of all controller sales

•	Samsung Galaxy Nexus using the Company’s LTE transceiver began shipping at Verizon Wireless

•	Began shipping the world’s fastest 1000x CF card controller to Lexar, which enables 150MB per second data rate

Taipei, Taiwan, February 3, 2012 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2011. For the fourth quarter of 2011, net sales increased 6% quarter-over-quarter to US$67.1 million from US$63.2 million in the third quarter of 2011. Net income (non-GAAP) increased in the fourth quarter to US$16.1 million or US$0.47 per diluted ADS from a net income of US$13.6 million or US$0.40 per diluted ADS in the third quarter of 2011.

1 Non-GAAP represents GAAP excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, and impairment of long-term assets. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Net income (GAAP) for the fourth quarter decreased quarter-over-quarter to US$12.2 million or US$0.37 per diluted ADS from a net income of US$18.3 million or US$0.56 per diluted ADS in the third quarter of 2011.

Fourth Quarter 2011 Financial Review

Commenting on the results of the fourth quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are excited to report that the US$67.1 million revenue for the fourth quarter and the US$224.3 million revenue for full year 2011 are the highest quarterly and annual revenue in the Company’s history. Revenue for full year 2011 grew a strong 69% when compared to 2010. We delivered stellar sales this quarter while at the same time increasing gross margins. Our revenue this quarter benefited from continued strength of our mobile storage OEM business together with unexpected growth from our module maker business. These strengths more than offset the expected, temporary mobile communications slowdown in the quarter.

Our mobile storage OEM sales increased by 35% sequentially and accounted for 50% of our overall flash controller sales in the fourth quarter as our NAND flash maker and tier-1 consumer electronics OEM customers ramped device sales for the year-end holiday season. In addition to strong OEM sales, our module maker sales also increased by a solid 10% sequentially as module makers took advantage of another quarter of benign NAND flash market conditions to build memory cards and USB flash drives for sales primarily targeting China and other emerging markets. Our investments in R&D for leading-edge controller technology continue to pay dividends as our ASPs increased by 6% sequentially and 13% compared to the fourth quarter 2010. Over 65% of our controller sales are for the 2X nm class of NAND flash, including controllers for the newest 19 to 21nm class of NAND flash. Sales of TLC controllers increased over 60% sequentially to account for almost 50% of our overall controller sales. We began mass production of our eMMC controllers in December and are progressing our projects with our NAND flash partners and module maker customers to ramp our eMMC revenue throughout 2012.

As per our prior guidance, our mobile communications business declined as our LTE transceiver sales reverted this quarter to a more normalized rate of growth after Samsung’s accelerated product build in the third quarter. We are pleased with the growth of our LTE transceiver business last year and have already secured over five LTE design wins that are expected to enter mass production in the first half of 2012. We believe the product quality of and demand for Samsung’s next-generation LTE handsets and tablets remain unmatched in the marketplace and we are excited about our LTE transceiver growth in 2012. In the fourth quarter of 2011, Samsung began shipping the Galaxy Nexus handset to Verizon using our LTE and CDMA EV-DO transceivers. The Galaxy Nexus is one of the top selling handsets at Verizon Wireless.”

Sales

Net sales in the fourth quarter were US$67.1 million, an increase of 6% compared with the previous quarter. For the quarter, mobile storage products accounted for 70% of net sales, mobile communications 22% of net sales and multimedia SoCs 4% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 21% sequentially in the fourth quarter to US$47.0 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, decreased 28% from the third quarter of 2011 to US$14.6 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, decreased 22% from the third quarter of 2011 to US$3.0 million in the fourth quarter.

Gross and Operating Margins

Gross margin (non-GAAP) increased to 49.8% in the fourth quarter from 49.4% in the third quarter of 2011. GAAP gross margin increased to 49.7% in the fourth quarter from 49.3% in the third quarter of 2011.

Operating expenses (non-GAAP) were US$16.6 million, which was higher than the US$14.8 million expended in the third quarter. Research and development expenditures (non-GAAP) were US$10.8 million, which was higher than the US$8.8 million in the previous quarter. Selling and marketing expenses (non-GAAP) were US$3.6 million, which was higher compared to the US$3.3 million in the previous quarter. General and administrative expenses (non-GAAP) were US$2.2 million, which was lower compared to the US$2.7 million in the previous quarter. Stock-based compensation was US$2.8 million in the fourth quarter, which was less than the US$2.9 million in the third quarter. There were no acquisition-related charges in the fourth quarter.

Operating margin (non-GAAP) was 25.1%, a decrease from 26.0% in the previous quarter. GAAP operating margin was 21.0% for the fourth quarter, a decrease from the 21.4% in the third quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.2 million, unchanged from the third quarter. GAAP net total other expense was US$0.8 million, a decrease from a net total other income of US$7.8 million in the third quarter. The decrease in GAAP net total other income was primarily due to a foreign exchange loss in the fourth quarter of US$1.1 million compared to a foreign exchange gain in the third quarter of US$7.6 million.

Earnings

Net income (non-GAAP) was US$16.1 million this quarter, an increase from US$13.6 million in the third quarter. Diluted earnings per ADS (non-GAAP) were US$0.47 in the fourth quarter, an increase from US$0.40 in the third quarter.

GAAP net income was US$12.2 million during the fourth quarter, a decrease from the net income of US$18.3 million in the third quarter. Diluted GAAP earnings per ADS in the fourth quarter were US$0.37, a decrease from US$0.56 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased to US$91.7 million at the end of the fourth quarter from US$69.8 million at the end of the third quarter of 2011.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2011
(In US$ millions)
Net income	12.2
Depreciation & amortization	1.4
Changes in operating assets and liabilities	7.2
Others	2.2

Net cash provided by (used in) operating activities	23.0

Acquisition of property and equipment	(2.2)
Others	(0.1)

Net cash provided by (used in) investing activities	(2.3)

Others	0.4

Net cash provided by (used in) financing activities	0.4

Effects of changes in foreign currency exchange rates on cash	0.4

Net increase (decrease) in cash and cash equivalents	21.5

Pro-forma adjustment for foreign exchange translation	0.4

Pro-forma net increase (decrease) in cash and cash equivalents	21.9

During the fourth quarter of 2011, we had US$2.2 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“2011 was another outstanding year for Silicon Motion and we are excited and proud to have delivered a strong 69% revenue growth, especially when global economic conditions were challenging. We are therefore also excited about generating further growth in 2012 from our card controllers, as well as new growth products such as LTE transceivers and eMMC controllers. We believe our new growth products could account for about a quarter of our total revenue this year and perhaps more next year.

For the current first quarter, we expect our overall mobile storage revenue to decline sequentially because of seasonal factors and stronger than expected module maker device build in the prior quarter. We believe that our LTE transceiver business should grow as new handset design-wins begin to ramp, which should partially offset mobile storage weakness.”

For the first quarter of 2012, management expects:

•	Revenue to be down 5% to 15% sequentially

•	Gross margin (non-GAAP) to be in the 47% to 49% range

•	Operating expenses (non-GAAP) of approximately US$15.5 to US$17.0 million

For the full year 2012, management expects:

•	Revenue to be up 20% to 30% compared with full year 2011

•	Gross margin (non-GAAP) to be in the 48% to 50% range

•	Operating expenses (non-GAAP) of approximately US$65 to US$70 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 3, 2012.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 -718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 4040 4199

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 866 214 5335

USA (Toll): 1 718 354 1232

Participant Passcode: 4040 4199

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to the one-time payment in connection with a favorable settlement of certain litigation with ASE and ANP.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments, which were made before 2007, to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excluding losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2010 (NT$)	Sep. 30, 2011 (NT$)	Dec. 31, 2011 (NT$)	Dec. 31, 2010 (US$)	Sep. 30, 2011 (US$)	Dec. 31, 2011 (US$)
Net Sales	1,218,595	1,841,507	2,031,840	40,006	63,217	67,146
Cost of sales	670,763	933,875	1,021,638	22,021	32,059	33,762

Gross profit	547,832	907,632	1,010,202	17,985	31,158	33,384
Operating expenses
Research & development	248,670	306,270	374,880	8,164	10,514	12,389
Sales & marketing	80,215	115,410	130,485	2,633	3,962	4,312
General & administrative	57,209	92,798	78,792	1,878	3,186	2,604
Amortization of intangibles assets	17,316	—	—	568	—	—
Gain from settlement of litigation	(3,541)	—	—	(116)	—	—

Operating income	147,963	393,154	426,045	4,858	13,496	14,079

Non-operating income (expense)
Gain on sale of investments	19	78	158	1	3	5
Interest income, net	1,702	4,286	6,847	55	147	226
Impairment of long-term investments	(871)	—	—	(29)	—	—
Foreign exchange gain (loss),net	(281,027)	221,243	(32,660)	(9,226)	7,595	(1,079)
Others, net	(237)	178	117	(7)	6	4

Subtotal	(280,414)	225,785	(25,538)	(9,206)	7,751	(844)

Income before income tax	(132,451)	618,939	400,507	(4,348)	21,247	13,235
Income tax expense (benefit)	35,339	86,508	30,024	1,160	2,970	992

Net income	(167,790)	532,431	370,483	(5,508)	18,277	12,243

Basic earnings per ADS	($5.74)	$17.20	$11.93	($0.19)	$0.59	$0.39
Diluted earnings per ADS	($5.74)	$16.40	$11.12	($0.19)	$0.56	$0.37

Margin Analysis:
Gross margin	45.0%	49.3%	49.7%	45.0%	49.3%	49.7%
Operating margin	12.1%	21.4%	21.0%	12.1%	21.4%	21.0%
Net margin	(13.8%)	28.9%	18.2%	(13.8)%	28.9%	18.2%

Additional Data:
Weighted avg. ADS equivalents[2]	29,252	30,960	31,053	29,252	30,960	31,053
Diluted ADS equivalents	29,252	32,456	33,315	29,252	32,456	33,315

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2010 (NT$)	Sep. 30, 2011 (NT$)	Dec. 31, 2011 (NT$)	Dec. 31, 2010 (US$)	Sep. 30, 2011 (US$)	Dec. 31, 2011 (US$)
GAAP net income	(167,790)	532,431	370,483	(5,508)	18,277	12,243
Stock-based compensation:
Cost of sales	1,700	2,354	2,366	56	81	78
Research and development	29,051	48,763	46,647	954	1,674	1,541
Sales and marketing	10,664	20,589	20,536	350	707	679
General and administrative	9,608	13,698	14,006	315	470	463

Total stock-based compensation	51,023	85,404	83,555	1,675	2,932	2,761

Acquisition related charges:
Amortization of intangible assets	17,316	—	—	568	—	—
Litigation expenses	(2,870)	833	(565)	(94)	29	(19)
Gain from settlement of litigation	(3,541)	—	—	(116)	—	—
Foreign exchange loss (gain),net	281,027	(221,243)	32,660	9,226	(7,595)	1,079
Impairment of long-term investments	871	—	—	29	—	—

Non-GAAP net income	176,036	397,425	486,133	5,780	13,643	16,064

Shares used in computing non-GAAP basic earnings per ADS	29,252	30,960	31,053	29,252	30,960	31,053

Shares used in computing non-GAAP diluted earnings per ADS	32,113	33,946	34,210	32,113	33,946	34,210

Non-GAAP basic earnings per ADS	$6.02	$12.84	$15.66	$0.20	$0.44	$0.52

Non-GAAP diluted earnings per ADS	$5.48	$11.71	$14.21	$0.18	$0.40	$0.47

Non-GAAP gross margin	45.1%	49.4%	49.8%	45.1%	49.4%	49.8%
Non-GAAP operating margin	17.2%	26.0%	25.1%	17.2%	26.0%	25.1%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2010 (NT$)	Dec. 31, 2011 (NT$)	Dec. 31, 2010 (US$)	Dec. 31, 2011 (US$)
Net Sales	4,177,250	6,603,424	132,701	224,301
Cost of sales	2,219,634	3,415,861	70,547	116,067

Gross profit	1,957,616	3,187,563	62,154	108,234
Operating expenses
Research & development	1,054,194	1,194,636	33,401	40,565
Sales & marketing	389,065	428,563	12,309	14,561
General & administrative	305,613	333,686	9,660	11,365
Amortization of intangible assets	69,244	23,088	2,195	791
Gain from settlement of litigation	(46,941)	—	(1,478)	—

Operating income	186,441	1,207,590	6,067	40,952

Non-operating expense (income)
Gain on sale of investments	59	292	2	10
Interest income, net	8,184	15,469	260	522
Foreign exchange gain (loss),net	(358,292)	167,390	(11,645)	5,749
Impairment of long-term investments	(7,272)	—	(230)	—
Others, net	(3,356)	397	(105)	14

Subtotal	(360,677)	183,548	(11,718	6,295

Income before income tax	(174,236)	1,391,138	(5,651)	47,247
Income tax expense	(18,869)	169,706	(538)	5,789

Net income	(155,367)	1,221,432	(5,113)	41,458

Basic earnings per ADS	($5.35)	$39.69	($0.18)	$1.34

Diluted earnings per ADS	($5.35)	$37.77	($0.18)	$1.28

Margin Analysis:
Gross margin	46.9%	48.3%	46.9%	48.3%
Operating margin	4.5%	18.3%	4.5%	18.3%

Weighted average ADS:
Basic	29,040	30,771	29,040	30,771
Diluted	29,040	32,343	29,040	32,343

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2010 (NT$)	Dec. 31, 2011 (NT$)	Dec. 31, 2010 (US$)	Dec. 31, 2011 (US$)
GAAP net income	(155,367)	1,221,432	(5,122)	41,458
Stock-based compensation:
Cost of sales	5,911	7,489	188	254
Research and development	102,209	148,405	3,246	5,046
Sales and marketing	45,520	60,626	1,442	2,059
General and administrative	37,488	44,510	1,189	1,513

Total stock-based compensation	191,128	261,030	6,065	8,872

Acquisition related charges:
Amortization of intangible assets	69,244	23,088	2,195	791
Litigation expenses	3,378	601	107	20
Gain from settlement of litigation	(46,941)	—	(1,478)	—
Impairment of long-term investments	7,272	—	230	—
Foreign exchange loss (gain), net	358,292	(167,390)	11,645	(5,749)

Non-GAAP net income	427,006	1,338,761	13,642	45,392

Weighted avg. ADS (non-GAAP):
Basic	29,040	30,771	29,040	30,771

Diluted	31,940	33,489	31,940	33,489

Non-GAAP basic earnings per ADS	$14.70	$43.51	$0.47	$1.47

Non-GAAP diluted earnings per ADS	$13.37	$39.98	$0.42	$1.35

Non-GAAP gross margin	47.0%	48.4%	47.0%	48.4%
Non-GAAP operating margin	9.7%	22.6%	9.7%	22.6%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2010 (NT$)	Sep. 30, 2011 (NT$)	Dec. 31, 2011 (NT$)	Dec. 31, 2010 (US$)	Sep. 30, 2011 (US$)	Dec. 31, 2011 (US$)
Cash and cash equivalents	1,569,792	2,038,320	2,687,746	53,394	66,852	88,763
Short-term investments	41,200	90,078	90,237	1,401	2,954	2,980
Accounts receivable (net)	792,108	1,087,256	1,157,375	26,942	35,659	38,222
Inventories	698,581	890,579	917,937	23,761	29,209	30,315
Refundable deposits - current	200,732	462,625	460,052	6,828	15,173	15,193
Deferred income tax assets (net)	48,891	54,902	32,630	1,663	1,801	1,078
Prepaid expenses and other current assets	59,029	81,498	91,012	2,008	2,673	3,006

Total current assets	3,410,333	4,705,258	5,436,989	115,997	154,321	179,557
Long-term investments	5,400	5,400	5,400	184	177	178
Property and equipment (net)	743,028	725,981	748,751	25,273	23,810	24,728
Goodwill and intangible assets(net)	1,191,895	1,168,807	1,172,068	40,540	38,334	38,708
Other assets	253,881	173,737	224,946	8,635	5,699	7,429

Total assets	5,604,537	6,779,183	7,588,154	190,629	222,341	250,600

Accounts payable	329,716	448,726	635,782	11,215	14,717	20,997
Income tax payable	37,605	56,181	100,097	1,279	1,843	3,306
Accrued expenses and other current liabilities	441,525	468,028	557,760	15,018	15,350	18,420

Total current liabilities	808,846	972,935	1,293,639	27,512	31,910	42,723
Other liabilities	69,259	82,546	93,952	2,355	2,707	3,103

Total liabilities	878,105	1,055,481	1,387,591	29,867	34,617	45,826
Shareholders’ equity	4,726,432	5,723,702	6,200,563	160,762	187,724	204,774

Total liabilities & shareholders’ equity	5,604,537	6,779,183	7,588,154	190,629	222,341	250,600

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$30.46 to US$1 for 4Q10, NT$29.13 to US$1 for 3Q11, and NT$30.26 to US$1 for 4Q11 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$29.4 to US$1 at the end of 4Q10, NT$30.49 to US$1 at the end of 3Q11 and NT$30.28 to US$1 at the end of 4Q11.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected first quarter 2012 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2011. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com